Exhibit 1.01 to Form SD

DexCom, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2022

This Conflict Minerals Report (“CMR”) has been prepared by DexCom, Inc. (herein referred to, alternatively, as “Dexcom,” “we,” “our” and “us”). This CMR for the reporting period January 1 to December 31, 2022 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by guidance issued the SEC's Division of Corporation Finance on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, and tungsten.
To comply with the Final Rules, we conducted a reasonable country of origin inquiry ("RCOI") and due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.
Pursuant to guidance issued by the SEC's Division of Corporation Finance on April 29, 2014 and the SEC order issued May 2, 2014, Dexcom is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Dexcom has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I. Company Overview
We are a medical device company primarily focused on the design, development and commercialization of continuous glucose monitoring, or CGM, systems for use by people with diabetes and by healthcare providers. We received approval from the United States Food and Drug Administration, or FDA, and commercialized our first product in 2006. We launched our latest generation system, the Dexcom G6® integrated Continuous Glucose Monitoring System, or G6, in 2018 and more recently received marketing clearance from the FDA on the Dexcom G7® in December 2022.

II. Product Overview
Products
Dexcom G6®
The G6 was the first type of CGM system permitted by the FDA to be used as part of an integrated system with other compatible medical devices and electronic interfaces, which may include automated insulin dosing systems, insulin pumps, blood glucose meters or other electronic devices used for diabetes management. The G6 is designed to allow our transmitter to run an algorithm to generate a glucose value and to communicate directly to a patient’s compatible mobile device. A patient’s glucose data can also be displayed on wearable devices, like the Apple Watch® and Wear OS by Google devices. The G6 transmitter has a labeled useful life of three months. Data from the G6 can be integrated with Dexcom CLARITY®, our cloud-based reporting software, for personalized, easy-to-understand analysis of trends that may improve diabetes management.
For the G6, the sensor is inserted by the user and is intended to be used continuously for up to 10 days, after which it may be replaced with a new disposable sensor. Our transmitter is reusable until it reaches the end of its use life. Our receiver is also reusable.
Dexcom G7®
The G7 is an iCGM, is classified as a Class II device by the FDA, and is subject to special controls. The glucose value algorithm, ability to communicate with approved display and mobile devices, and compatibility with CLARITY® are all substantially equivalent in technical performance and capability to the G6. The G7 also has a number of new or improved features compared to our prior generation devices.
•A redesigned transmitter makes for an all-in-one wearable combining our sensor and transmitter that is 60% smaller than the G6.
•Faster 30-minute sensor warm up.
•Expanded time to replace sensors. 12-hour grace period to replace finished sensors.
•Redesigned and simplified mobile app with Dexcom Clarity integration.
•Improved alert settings for enhanced discretion at the user’s option.
•Redesigned, optional receiver is smaller, with a more vibrant, easier to read display.
•New indications for use, including indication in the United States for wear on the back of the upper arm for ages 2 years and older or the upper buttocks for ages 2-17 years old.
•Smaller plastic components and packaging, resulting in less waste than the G6.
Dexcom ONE®
Dexcom ONE consists of three main components: a sensor, a transmitter, and an app as the display device for users with a compatible mobile device. Dexcom ONE carries many of the same features as the G6, and is indicated for persons, including pregnant women, ages 2 years and older. Like our other CGM systems, Dexcom ONE is designed to replace finger stick blood glucose testing for diabetes treatment decisions.

III. Manufacturing
We currently manufacture our products at our headquarters in San Diego, California and at our manufacturing facility in Mesa, Arizona. We manufacture our current CGM systems with certain components supplied by outside vendors and other components that we manufacture internally. Key components that we manufacture internally include our wire-based sensors. The remaining components and assemblies are purchased from outside vendors. We then assemble, test, package and ship the finished systems, which may include a reusable transmitter, a receiver and disposable sensors.
We purchase certain components and materials used in manufacturing from single sources due to quality considerations, costs or constraints resulting from regulatory or other requirements. As of December 31, 2022, those single sources include suppliers of application-specific integrated circuits used in our transmitters, seals used for the applicator and certain polymers used to synthesize polymeric membranes for our sensors.

IV. Conflict Minerals Analysis and Reasonable Country of Origin Inquiry
Based upon a review of our products and our Reasonable Country of Origin Inquiry (“RCOI”), we have concluded that:

•our products contain conflict minerals that are necessary to the production or functionality of such products; and
•we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.
We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V. Design of Due Diligence Measures
Dexcom designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI. Due Diligence Measures Performed by DexCom
Dexcom performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:
OECD Guidance Step #1: Establish Strong Company Management Systems
•Dexcom maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting Dexcom’s compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at https://investors.dexcom.com/corporate-governance.
•The implementation of Dexcom’s RCOI and the conducting of due diligence on the source and chain of custody of Dexcom’s necessary conflict minerals are managed by Dexcom’s supply chain, finance and legal departments. The Audit Committee (the “Audit Committee”) of our Board of Directors (the “Board”) exercises oversight and review with respect to these processes. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the supply chain, finance and legal departments and then subsequently reported to and reviewed by the Audit Committee at regularly scheduled meetings of the Audit Committee on at least an annual basis.
•The supply chain, finance and legal staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with Dexcom’s Conflict Minerals Policy and with Dexcom’s conflict minerals-related processes and procedures.
•Records of material conflict minerals-related documentation are maintained electronically by Dexcom for a period of five (5) years from the date of creation.
•Dexcom’s existing suppliers have been provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of Dexcom’s standard supplier onboarding process. In addition, Dexcom's form manufacturing agreement contains a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) requesting that suppliers (i) comply with the Conflict Minerals Policy and (ii) cooperate with Dexcom in providing the information required by the CMRT (as defined below). Dexcom will request that the Conflict Minerals Contractual Provision be incorporated into (i) new manufacturing agreements and (ii) existing manufacturing agreements when such agreements are negotiated for renewal.

•Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Conflict Minerals Rules via email at investor-relations@dexcom.com. This email address is published on Dexcom’s website at https://investors.dexcom.com. All reported activities will be reviewed by the appropriate individuals within the supply chain, finance and legal departments.
OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain
•Dexcom requests that its suppliers, identified as a result of Dexcom’s RCOI process, complete in full the Responsible Minerals Initiative's ("RMI") Conflict Minerals Reporting Template (the “CMRT”). The CMRT is used to provide Dexcom with information regarding those suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.
•Dexcom’s supply chain, finance and legal departments manage the collection of information reported on the CMRT by its suppliers.
•Dexcom utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.
OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks
•If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Dexcom determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Dexcom will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.
•Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Dexcom from the applicable supplier.
OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the RMI to conduct third-party audits of smelters and refiners.
OECD Guidance Step #5: Report on Supply Chain Due Diligence
As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2022 reporting year. The Form SD and Conflict Minerals Report are also available on our website at https://investors.dexcom.com/sec-filings.

VII. Smelters and Refiners Identified
We identified 132 suppliers who fell within the scope of our RCOI based on the type of component or part being supplied and the likelihood that the component or part contained a conflict mineral. We sent the CMRT to those 132 suppliers and received responses from 105 of them. Dexcom’s suppliers identified the names of approximately 345 smelters and refiners from which they source conflict minerals that appear on the RMI’s Smelter Reference List (the “Smelter Reference List”), and of those smelters and refiners, approximately 227, or approximately 66%, have successfully completed an assessment against the applicable RMI Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized standard. We were not able to determine the country of origin or mine or location of origin of the conflict minerals in our products.

VIII. Steps to Mitigate Risk
Dexcom intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:
•Continue to engage with suppliers to obtain complete CMRTs;
•Encourage the development of supplier capabilities to perform conflict-minerals related due diligence; and
•Provide ongoing training regarding emerging best practices and other relevant topics to supply chain, finance and legal staff responsible for conflict minerals compliance.

FORWARD-LOOKING STATEMENTS
Statements relating to due diligence improvements and certain other statements herein are forward-looking in nature and are based on Dexcom’s management's current expectations or beliefs. These forward-looking statements are not purely historical and reflect Dexcom's or its management's intentions, beliefs, expectations and strategies for the future. These forward-looking statements fall within the meaning of the federal securities laws that relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements are made as of the date of this report, deal with future events, are subject to various risks and uncertainties, and actual results could differ materially from those anticipated in those forward-looking statements. The risks and uncertainties that could cause actual results to differ materially are more fully described under “Risk Factors” in our periodic reports filed with the SEC, including without limitation our quarterly report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on April 27, 2023. We assume no obligation to update any of the forward-looking statements after the date of this report or to conform these forward-looking statements to actual results.
DOCUMENTS INCORPORATED BY REFERENCE
Unless otherwise stated herein, any documents, third party materials or references to websites (including Dexcom’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.
5